SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Acquisition

18 March 2010

AVIVA ANNOUNCES ENTRY INTO INDONESIAN MARKET

·
Aviva acquires a 60% stake in PT Asuransi Winterthur Life Indonesia
·
Indonesia is one of the fastest growing life insurance markets in Asia
·
Combines Aviva's strong product expertise and brand with PT Asuransi Winterthur Life Indonesia's existing distribution
·
Consistent with Aviva's long term strategy to build a presence in key markets in South East Asia as part of the group's diversified footprint

Aviva plc ("Aviva") today announces its entry into the Indonesian insurance market through a joint venture agreement with PT Asuransi Wahana Tata. Aviva is acquiring a 60% share in PT Asuransi Winterthur Life Indonesia ("WLI"), which has gross assets of £15m** (275 bn IDR as at 31 Dec 2008) and which manages pension fund assets totaling £42m (760 bn IDR as at 31 Dec 2008). WLI will be renamed
PT Asuransi Aviva Indonesia.

The partnership will give customers in Indonesia access to Aviva's wide range of insurance products and underwriting expertise. WLI is a top three health insurance provider in Indonesia, and has a 6% share in the Indonesian financial institutions' pensions market. It offers a broad range of life, health insurance and pension products and operates predominately through employee benefit consultants, brokers and non-exclusive bancassurance channels.

Simon Machell, chief executiv
e,
Aviva Asia Pacific said:

"We are excited by the potential offered by the Indonesian insurance market and the growth prospects offered by this partnership. It is another step in our strategy to build a competitive presence in key markets in Asia to ensure that we benefit from the region's long term potential."

Rudy

Wanandi, Chairman of PT Asuransi Winterthur Life Indonesia, said:

"We are happy to have found in Aviva a partner that shares our strategic priorities -  profitable growth in the long term, a disciplined and focused approach and the ambition to reach out to the Indonesian people and offer them peace of mind through our range of product offerings."

This agreement is subject to approval by the Indonesian regulators.

-ends-

Enquiries:

Media (UK)

Andrew Reid, head of group media relations	+44 (0)20 7662 3131
Hayley Stimpson, external affairs director	+44 (0)20 7662 7544
Rashmi Gautam, senior group media relations manager	+44 (0)20 7662 9511
James Murgatroyd/Nick Woodruff, Finsbury	+44 (0)20 7251 3801

Media (Asia)

Stephenie Vasko, head of communications                      +65 6829 1809

Analysts

Charles Barrows, investor relations director	+44 (0)20 7662 8115
Jonathan Price, head of investor relations	+44 (0)20 7662 2111

Notes to editors:

About Aviva plc

·
Aviva is the world's fifth largest* insurance group, serving 53 million customers across Europe, North America and Asia Pacific

·
Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £45.1 billion and funds under management of £379 billion at 31 December 2009

·
Aviva Asia Pacific currently operates in China, Hong Kong, India, Malaysia, Singapore, South Korea, Sri Lanka and Taiwan comprising both joint venture arrangements and wholly owned businesses

·
In 2009 Asia Pacific accounted for 4% of Aviva's total life and pensions sales

·
We are the largest insurance services provider in the UK and one of the leading providers of life and pensions products in Europe

·
The Aviva media centre at
www.aviva.com/media
includes images, company and product information and a news release archive

·
For broadcast-standard video, please visit
http://www.aviva.com/media/video/
.

·
Follow us on twitter:
www.twitter.com/avivaplc

*based on gross worldwide premiums at 31 December 2008
**  reported locally by WLI and converted at an exchange rate at 31st Dec 2008 of 18270 IDR to a British Pound

About PT Asuransi Winterthur Life Indonesia:

·
Winterthur Life Indonesia is a provider of corporate, group life and health and individual insurance products owned and operated by the Wahana Tata insurance group.
·
Winterthur Life Indonesia was established in 1990 as a joint venture between Winterthur Life Switzerland's worldwide operations, PT. Asuransi Wahana Tata, one of the leading general insurance companies in Indonesia and PT. Ekamulia Catrapratama.
·
It is ranked among the top 3 for health insurance and top 5 for DPLK pensions with a market share of 6%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 18 March 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary